UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Webster Bank Employee Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Webster Financial Corporation
Webster Plaza
Waterbury, CT 06702
Telephone (203) 465-4364

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

________________________________

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

INDEX

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-15

Supplemental Schedules:
Schedule H, Line 4a – Schedule of Nonexempt Transactions for Delinquent Participant Contributions (year ended December 31, 2004)	16

Schedule H, Line 4i — Schedule of Assets (held at December 31, 2004)	17-18

Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor Regulations have not been included herein as the information is not applicable.

Signatures	19

Exhibit Index	20
EX-23: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Board of Directors
Webster Bank, National Association:

We have audited the accompanying statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of non-exempt transactions for delinquent participant contributions for the year ended December 31, 2004 and of assets held at December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartford, Connecticut
June 17, 2005

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

Financial Statements:

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2004	2003

Assets

Investments (cost of $141,271,952 and $78,828,134)	$189,011,569	78,547,875

Loans to participants	2,375,266	1,629,530

Receivables:
Participants	695,182	713,679
Employer	351,054	240,019
Other	843,807	—

Interest-bearing cash	133,661	57,426

Total assets	$193,410,539	81,188,529

Net Assets Available for Benefits	$193,410,539	81,188,529

See accompanying notes to financial statements.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,	2004	2003

ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments (Note 3)	$7,123,764	13,815,583
Interest and dividends	2,266,652	1,222,634

Net investment income	9,390,416	15,038,217

Contributions:
Participant contributions	10,050,482	7,864,761
Participant rollover transfers	1,105,820	1,549,100
Employer	4,778,556	3,687,988

Total additions	25,325,274	28,140,066

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	5,393,198	2,720,500
Miscellaneous expenses	12,666	23,669

Total deductions	5,405,864	2,744,169

Net increase	19,919,410	25,395,897

Transfers from other plans (Note 5)	92,302,600	—

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of period	81,188,529	55,792,632

End of period	$193,410,539	81,188,529

See accompanying notes to financial statements.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

     The following brief description of the Webster Bank Employee Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the full Plan document for a more complete description of the Plan’s provisions.

     (a) General

     The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since this date. The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). On April 21, 2004, the Bank completed its conversion from a federal savings bank to a national bank charter. As a result of this conversion, the Bank changed its name to Webster Bank, National Association. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. Participation in the Plan is completely voluntary. To be eligible to participate in the Plan, an employee must have attained age 21 and have completed 90 days of service. Participants in the Plan may change their contribution amounts or cease contributions at any time during the plan year. During 2002, the Plan was amended to incorporate a discretionary profit sharing contribution, called “value sharing”. Refer to Notes 1(b) and (c) within this report for information on the value sharing component of the Plan.

     During the 2004 plan year, the Plan received transfers from other plans that totaled $92,302,600. The Webster Bank Employee Stock Ownership Plan (“Webster ESOP”), the First Federal Savings Bank of America Employee Stock Ownership Plan (“First Federal ESOP”) and the First Federal Savings Bank of America Employees’ Savings & Profit Sharing Plan and Trust (the “First Federal 401(k) Plan”) were merged with and into the Plan during the 2004 plan year as part of a strategy to consolidate the administration of all Webster qualified defined contribution plans with Fidelity Investments. This provides participants with the ability to access and manage all their plan accounts through a single vendor. The Plan merger resulted in an ESOP feature under the Plan. The ESOP portion of the Plan constitutes a stock bonus plan established pursuant to section 401(a) of the Code and is intended to constitute an employee stock ownership plan under section 407 (d)(6) of ERISA and section 4975(e)(7) of the Code. The ESOP portion of the Plan is designed to be invested primarily in shares of common stock of Webster. On and after the ESOP merger date, no contributions will be made to the ESOP portion of the Plan. Refer to Note 5 within this report for further information concerning the transfers from other plans.

     All investments in the Plan are participant directed with the exception of any unvested value sharing accounts and participant ESOP accounts. Refer to Note 4 within this report for information on non-participant directed investments.

     On December 3, 2004, Webster acquired First City Bank (“First City”). The former First City 401(k) plan was terminated prior to the acquisition. The Plan was amended during the 2004 plan year to cover the former employees of First City. Refer to Note 9 within this report for further information concerning this acquisition.

     On May 14, 2004, Webster acquired FIRSTFED America Bancorp, Inc. ( “FIRSTFED”). The Plan was amended effective as of acquisition date to cover the employees of FIRSTFED. FIRSTFED maintained a

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

401(k) plan and employee stock ownership plan prior to the acquisition. Both these plans were merged into the Plan effective as of the close of business on December 31, 2004. Refer to Notes 5 and 9 within this report for further information concerning this acquisition.

     On March 31, 2004, Webster completed its acquisition of Phoenix National Trust Company (“Phoenix”), a wholly owned subsidiary of the Phoenix Companies, Inc. The Phoenix acquisition did not result in any plan termination or merger into the Plan. The former employees of Phoenix who joined Webster will become eligible to participate in the Plan after meeting the Plan’s new employee eligibility requirements. Service provided by the former employees of Phoenix will not count for eligibility in the Plan.

     (b) Contributions

     For the period on and after September 1, 2004, participants of the Plan are eligible to make contributions of 1% to 25% of their pay on a pre-tax basis. For the period prior to September 1, 2004, participants of the Plan were eligible make contributions of 1% to 20% of their pay on a pre-tax basis.

     Special pre-tax contribution limits apply to highly compensated employees (as defined in the Internal Revenue Code), based upon the average percentage of compensation deferred by the non-highly compensated group of employees. For the period on and after September 1, 2004, highly compensated employees can make contributions of 1% to 9% of their pay on a pre-tax basis. For the period prior to September 1, 2004, highly compensated employees could make contributions of 1% to 8% of their pay on a pre-tax basis.

     In addition to the above limits, a participant’s pre-tax contributions to the Plan cannot exceed $13,000 for calendar year 2004, and $12,000 for calendar year 2003. However, if a participant reached age 50 by the end of the calendar year, the participant could elect to make a catch-up contribution during the calendar year. The catch-up contribution for the 2004 and 2003 calendar years was $3,000 and $2,000, respectively.

     Effective September 1, 2004, the Bank makes a matching contribution to the Plan equal to 100% of a participant’s salary deferral contribution to the extent it does not exceed 2% of compensation, and 50% of a participant’s salary deferral contribution to the extent it exceeds 2% but does not exceed 8% of compensation, for a maximum matching contribution of 5%. Prior to the September 1, 2004 Plan change, the Bank made a matching contribution equal to 50% of a participant’s salary deferral contribution up to 6% of compensation. The cost of the matching contribution is allocated among the Bank and the participating subsidiaries of the Bank and Webster. The Bank may also make discretionary contributions to the Plan on behalf of employee participants.

     The Plan permits the Bank to make a discretionary profit sharing contribution to the Plan (called a “value sharing contribution”) for the benefit of eligible participants below the level of senior vice president. The contributions are invested in Webster common stock and remain invested in such until the participant becomes fully vested in his or her value sharing account under the Plan rules. A value sharing contribution was first made to the Plan for the plan year ended December 30, 2002 and was deposited into the Plan in February 2003. If the Bank decides to make a value sharing contribution, it is normally made in the first quarter of the year and is based on the previous year’s financial performance. Discretionary value sharing contributions vest based on a graduated vesting schedule with one-third vesting after 2 years, another third after 3 years, and the remaining third after 4 years. However, any participants who had three or more years of service on December 30, 2002, are considered 100% vested in their value sharing accounts.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

In February 2004, the Bank’s Board of Directors approved a value sharing discretionary profit sharing contribution of $500,000 to eligible employee participants in the Plan. Employees were eligible for this discretionary value sharing contribution if they met the eligibility requirements under the Plan during the plan year beginning January 1, 2003 and ending December 31, 2003. This contribution was based on the financial performance of Webster for 2003 and was credited to eligible participants’ accounts during 2004. There was no value sharing contribution made in 2005.

     As of December 31, 2004, the value sharing component of all participants’ accounts was fully vested and totaled $1,589,820. As of December 31, 2003, value sharing accounts totaled $1,005,576 with the non-vested portion totaling $9,193.

The investment alternatives available under the Plan for the 2004 plan year are summarized below:

For the period January 1, 2004 to December 31, 2004

Webster Financial Corporation Common Stock Fund *	Invested primarily in the common stock of Webster Financial Corporation.

Fidelity Managed Income Portfolio*	This is a stable value fund. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity Management Trust Company.

Fidelity Inflation-Protected Bond Fund*	This fund is an income mutual fund that seeks a total return that exceeds the rate of inflation over the long term.

Fidelity Short-Term Bond Fund*	This fund is an income mutual fund that seeks to provide a high level of current income that is consistent with the preservation of capital.

PIMCO Total Return Fund — Administrative Class	This fund is an income mutual fund that seeks to provide high total return that exceeds general bond market indices.

Fidelity Balanced Fund*	This fund is a balanced mutual fund that seeks to provide income and capital growth consistent with reasonable risk.

Fidelity Equity-Income Fund*	This fund is a growth and income mutual fund that seeks to provide reasonable income.

American Funds Washington Mutual Investors Fund Class R4	This fund is a growth and income mutual fund that seeks to produce current income and to provide an opportunity for growth.

Fidelity Dividend Growth Fund*	This fund is a growth mutual fund that seeks to provide capital appreciation.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Spartan Total Market Index Fund	This fund is an index mutual fund that seeks to provide investment results that correspond to the total returns of a broad range of U.S. stocks.

Fidelity Growth Company Fund*	This fund is a growth mutual fund that seeks to provide capital appreciation.

American Funds Growth Fund of America Class R4	This fund is a growth mutual fund that looks to increase value over the long term through capital growth.

Fidelity Mid-Cap Stock Fund*	This fund is a growth mutual fund that seeks to provide long-term growth of capital.

Fidelity Small Cap Stock Fund*	This fund is a growth mutual fund that seeks to provide long-term capital growth.

Fidelity Diversified International Fund*	This fund is a growth mutual fund that invests internationally and seeks to provide capital growth.

Fidelity Worldwide Fund*	This fund is a growth mutual fund that invests globally, including in the U.S., and seeks to provide capital growth.

Fidelity Freedom Income Fund*	This fund is an asset allocation mutual fund that seeks to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement.

Fidelity Freedom 2000 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2000.

Fidelity Freedom 2010 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2010.

Fidelity Freedom 2020 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2020.

Fidelity Freedom 2030 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2030.

Fidelity Freedom 2040 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2040.

     * Indicates party-in-interest to the Plan.

     (c) Vesting

     Participants are always 100% vested in their pre-tax contribution account, rollover account and qualified non-elective contribution account. For matching employer contributions, if the participant became employed by

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

the employer or a related employer before September 1, 2004, the participant will always be 100% vested in their matching contributions account. If the participant was employed by the employer or a related employer on or after September 1, 2004, the participant will become vested in their matching contribution account in accordance with the following schedule: number of years of vesting service less than 3 years, then the percent vested is 0%; 3 or more years of vesting service, the percent vested is 100%. Employer discretionary value sharing contributions are subject to a four-year vesting period. Refer to Note 1(b) for further information on the vesting schedule for employer discretionary value sharing contributions. The participant’s vested balance is increased or decreased by any investment gains or losses generated by the participant’s account.

     (d) Payment of Benefits

     If the value of a participant’s vested account is not greater than $5,000 (excluding his or her rollover contributions account) benefits will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant’s beneficiary or as a direct rollover to an IRA or another plan. If the value of a participant’s vested account is greater than $5,000 (excluding his or her rollover contributions account), benefits will be paid to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary, and the participant may defer payment until normal retirement date. Vested balances greater than $5,000 may also be paid in a direct rollover to an IRA or another plan. Under the Plan, a participant’s “normal retirement date” is the date age 65 is attained. The Plan was amended during the 2003 plan year to eliminate the annuity form of payment effective for distributions on or after January 1, 2004. Any installment payments under the 401(k) Plan will be provided directly from the participant’s account rather than through the purchase of an annuity contract.

     In the event of a participant’s total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred.

     (e) Loans

     Employees have the ability to borrow up to 50% of their vested account balance up to $50,000. The ESOP contribution account balance cannot be taken into account in determining the maximum amount that a participant can borrow. Interest on the loan is paid by Plan participants to their account at prevailing interest rates through payroll deductions. Loans must generally be repaid within five years. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.

     (f) Rollovers

     Under the Plan, transfers from other tax-qualified retirement plans are permitted even if the employee is not currently participating in the Plan. Eligible rollovers must be deposited to the Plan trust fund within 60 days of receipt. All eligible rollovers will be invested and distributed in accordance with the rules of the Plan.

     (g) Withdrawals

     Hardship withdrawals are permitted under the Plan.

     The Plan administrator is required by law to recognize obligations the participant incurs as a result of court-ordered support or alimony payments. The Plan administrator is obligated to honor a qualified domestic relations order (“QDRO”). If a QDRO is received by the Plan administrator, all or a portion of the participant’s account balance may be used to satisfy the obligation.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

     (h) Forfeitures

     Forfeitures totaled $186,310 and $57,270 at December 31, 2004 and 2003, respectively. If participants terminate employment before they are fully vested in their account, the portion that is not vested will be forfeited. The Plan allows for forfeited funds to be used to reduce employer contributions and/or plan expenses. During the 2004 plan year, no forfeited funds were used by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following are the significant accounting policies followed by the Plan:

     (a) Basis of Accounting

     The accompanying financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America.

     (b) Purchases and Sales Transactions

     Transactions are recorded on a trade-date basis.

     (c) Valuation of Assets

     Investments are stated at current market values based upon quoted values. Loans to participants and short-term investments are stated at amortized cost, which approximates market value. Interest and dividend income is recorded as earned.

     (d) Payment of Benefits

     Benefits are recorded when paid.

     (e) Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (f) Administrative Expenses

     Total administrative fees during 2004 were $82,184, of which $69,518 was paid by the Bank and $12,666 was paid by the Plan. During 2003, administrative fees were $104,269 of which $80,600 was paid by the Bank and $23,669 was paid by the Plan. The $12,666 and $23,669 paid by the Plan during 2004 and 2003, respectively, represent loan and investment fund administrative costs charged directly to the Plan.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3. INVESTMENTS

     The Plan’s assets are invested in various mutual funds, a stable value fund, Webster common stock and loans to participants through Fidelity Management and Research Company, the Plan’s investment advisor. Fidelity Investments Institutional Operations Company became the record keeper effective as of November 1, 2003. PFPC, Inc. was the record keeper for the Plan for the period of 2001 through October 31, 2003. PFPC, Inc. changed its name to Wystar Global Retirement Solutions on June 30, 2003. Fidelity Management Trust Company was appointed the new Plan trustee effective November 1, 2003. Riggs Bank, N.A. was the Plan trustee effective June 1, 2002 through October 31, 2003. Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan that include Webster common stock with certain exceptions. The participant may not direct the unvested balance in his or her value sharing account until it is fully vested and may not direct the balance in the ESOP component of their account until certain age and service requirement are met. Refer to Note 4 within this report for further information.

     Refer to Note 1(b) within this report for investment options that were available for the 2004 plan year.

     The fair value of fund investments that exceeded 5% of the December 31 closing balance of net assets available for benefits are as follows:

	December 31,
	2004	2003

Webster Financial Corporation Common Stock *	$81,620,348	20,788,726

Fidelity Managed Income Portfolio*	30,862,376	9,909,897

American Growth Fund of America	11,107,680	8,406,176

Fidelity Equity Income Fund*	––	6,767,680

PIMCO Total Return Fund-Administrative Class	––	6,260,122

Fidelity Worldwide Fund*	––	4,553,560

Fidelity Mid-Cap Stock Fund*	––	4,488,309

* Indicates party-in-interest to the Plan.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

A summary of increases in the value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) is as follows:

For the years ended 31,	2004	2003

Mutual Funds	$4,549,536	8,110,775
Webster Stock	2,574,228	5,704,808

	$7,123,764	13,815,583

4. NONPARTICIPANT-DIRECTED INVESTMENTS

     A Plan participant who was a former member of the Webster ESOP cannot direct his or her Webster stock funds until they reach age 55 and have 10 years of service even if they are 100% vested. Such a participant is able to diversify 25% of his or her account between the ages of 55 through 59 and 50% at age 60. A Plan participant who was a former member of the First Federal ESOP is able to diversify the cash portion of his or her ESOP balance into any of the Plan’s options at any time. However, such a participant cannot diversify the Webster stock portion of his or her balance until having met the same age and service requirements as the former Webster ESOP members. Non-participant directed investments at December 31, 2004 had a fair value of $52.4 million and a cost of $16.7 million.

5. TRANSFER FROM OTHER PLANS

     During 2004, the Plan received assets from three other plans that totaled $92,302,600. During December 2004, the Webster ESOP, the First Federal ESOP and the First Federal 401(k) plans were merged with and into the Plan. Refer to Notes 1(a) and 9 for further information concerning the merger of these plans into the Plan.

Plan Name	Assets Received by Plan

Webster ESOP	$41,017,228
First Federal ESOP	25,351,003
First Federal 401(k) Plan	25,934,369

Total	$92,302,600

The merger of the First Federal plans into the Plan was related to Webster’s acquisition of FIRSTFED on May 14, 2004. Refer to Notes 1(a) and Note 9 within this report for further information concerning this acquisition.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

6. PLAN TERMINATION

     Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions are fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Retirement Plans Committee appointed by the Board of Directors.

7. TAX STATUS

     The IRS has determined and informed the Bank in a letter dated September 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code, as amended. Accordingly, no provision for income taxes has been made in the accompanying financial statements. On December 17, 2002, a Form 5308 was filed with the IRS to request a change in the plan year. The IRS approved the Form 5308 request on June 2, 2004. The Plan has been amended since receiving the determination letter, however, it is the opinion of the Plan administrator that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

8. RELATED PARTY TRANSACTIONS

     Certain investments are shares of mutual funds that are managed by Fidelity Investments Institutional Operations Company. Additionally, Fidelity Management Trust Company was the trustee for the Plan. Therefore, transactions related to these companies qualify as party-in-interest transactions. Webster stock is an investment option under the Plan. Webster is the parent of the Bank, the Plan’s sponsor.

9. AMENDMENTS

     The Plan was amended during the 2004 plan year. The following information is meant to provide only a brief description of amendments to the Plan during the 2004 plan year. The Webster Bank Employee Investment Plan document should be referenced for complete information.

(1)	Effective as of the first pay date occurring on or after May 14, 2004 (the FIRSTFED acquisition date), the former employees of FIRSTFED became eligible to participate in the Plan. All services rendered by employees of FIRSTFED prior to the acquisition date constituted services rendered under the Plan for the purpose of meeting the eligibility requirements for participation and vesting. The First Federal 401(k) plan was merged into the Plan effective as of the close of business on December 31, 2004. Refer to Item 1(a) within this report for further information on the FIRSTFED acquisition.

(2)	Effective as of the close of business on December 31, 2004, the Webster ESOP and First Federal ESOP were merged into the Plan. Participants who were participants in the Webster ESOP immediately prior to the ESOP merger date shall at all times be 100% vested in their ESOP Company Stock Account. Participants who were employees of FIRSTFED or a member of its controlled group on the FIRSTFED acquisition date and who were participants in the First Federal ESOP immediately prior to the ESOP merger date shall at all times be 100% vested in their ESOP Company Stock Account and their First Federal ESOP Other Investments Account. Participants

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

who were not employees of FIRSTFED or a member of its controlled group on the FIRSTFED acquisition date but who were participants in the First Federal ESOP immediately prior to the merger date shall be vested in their ESOP account and their First Federal ESOP Other Investment Account in accordance with the following schedule.

Number of Vesting Years	Vested Percentage

Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

(3)	a.	Effective September 1, 2004, the definition of “compensation” was changed to include bonuses paid to highly compensated employees, and to exclude taxable car benefits, taxable reimbursements and taxable fringe benefits paid to all employees. Prior to September 1, 2004, bonuses and taxable car benefits paid to highly compensated employees were excluded, while taxable reimbursements and taxable fringe benefits were included.

	b.	Effective January 1, 2004, the definition of “compensation” was revised to exclude income resulting from the exercise of non qualified stock options or when restricted property held by a participant becomes freely transferable, and any amounts realized from the sale, exchange or disposition of stock acquired under a qualified stock option.

	c.	Effective September 1, 2004, the service requirement for participation in the Plan was reduced from one year to 90 days.

	d.	Effective September 1, 2004, the percentage limits on pre-tax contributions were expanded. See footnote 1(b).

	e.	Effective September 1, 2004, the matching contribution formula was changed. See footnote 1(b).

	f.	Effective September 1, 2004, “true-up” matching contributions were authorized.

	g.	Effective September 1, 2004, a three year cliff vesting schedule was imposed on matching contributions made on behalf of a participant whose employment commencement date is on or after September 1, 2004. See footnote 1 (c). Prior to September 1, 2004, all matching contributions were 100% vested.

(4)	Prior to the Bank’s acquisition of First City, First City maintained a 401(k) plan. The First City 401(k) plan was terminated and did not merge with the Plan. The former employees of First City became eligible to participate in the Plan on or about December 3, 2004. The Plan was amended to provide that all services performed by the former employees of First City prior to the acquisition date will constitute services rendered to a participating employer in the Plan for the purposes of meeting eligibility requirements for participation and vesting under the Plan. However, for purposes of determining the vesting schedule of a former First City employee, prior service with

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

First City shall not be taken into account in determining whether the commencement date of the former First City employee was prior to September 1, 2004.

10. SUBSEQUENT EVENTS

     On February 28, 2005, Webster, the holding company for the Bank, completed the acquisition of Eastern Wisconsin Bancshares, Inc., the holding company of State Bank of Howards Grove (“SBHG”). Effective April 15, 2005, Webster divested SBHG’s retail branches and related loans and deposits to National Exchange and retained the SBHG’s health savings account operation and deposits.

     Effective March 28, 2005 new rules became effective regarding the automatic rollover of mandatory cash-out distributions. These rules apply to qualified retirement plans that require a terminated participant to receive a mandatory cash-out distribution if the value of the participant’s benefit does not exceed $5,000. If a plan administrator wishes to avoid the need to make automatic rollovers of unclaimed cash-out distributions, the plan must be amended by the end of the plan year which contains March 28, 2005 either to eliminate mandatory cash-out distributions or to reduce the mandatory cash-out distribution threshold to $1,000. The Plan will be amended by December 31, 2005 to reduce the mandatory cash-out distribution threshold to $1,000.

     Effective April 30, 2005, the SBHG 401(k) plan was merged with and into the Plan. Effective as of the day immediately following the SBHG 401(k) plan merger date, the former SBHG employees who did not terminate employment with the Bank and members of its controlled group on the retail branches sale date, who remained employed by the Bank or a member of its controlled group and who were eligible to participate in the SBHG 401(k) plan immediately prior to the SBHG 401(k) plan merger date, became eligible to participate in the Plan. The former SBHG employees who did not terminate employment with the Bank and the members of its controlled group on the retail branches sale date, who remained employed by the Bank and who were not eligible to participate in the SBHG 401(k) plan immediately prior to the SBHG 401(k) plan merger date, will become eligible to participate in the Plan after they satisfy the Plan’s eligibility requirements (taking into account for this purpose any service which they performed for SBHG or a member of its controlled group prior to the SBHG acquisition date and any service which they perform for the Bank or a member of its controlled group on or after the SBHG acquisition date).

     On May 18, 2005, the Bank announced that it has agreed to acquire the assets of J. Bush & Co., Incorporated, a New Haven, Connecticut-based investment management firm. J. Bush & Co., Incorporated will retain its current name and operate as a division of the Bank’s investment management group, Webster Financial Advisors.

     On May 23, 2005, the Bank, the Plan’s sponsor, remitted an opportunity interest payment in the amount of $9,891 to the Plan. Refer to Schedule H Line 4(a) that is within this report for further information.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

     In June 2005, Webster notified participants of the Plan that the Webster stock fund, an investment option under the Plan, will be changing its valuation from unitized to real time trading effective July 5, 2005. Once the conversion is complete, participants will direct the trading of actual shares of Webster stock instead of units. This change will allow participants to follow shares of Webster stock more easily and will be more consistent with other Webster employee stock plans. Due to the conversion process, there will be a blackout period from July 5, 2005 to the expected date of July 13, 2005. During the blackout period, participants will not be able to conduct transactions involving Webster stock.

WEBSTER BANK

EMPLOYEE INVESTMENT PLAN

Supplemental Schedules:

SCHEDULE H, LINE 4a – SCHEDULE OF NON-EXEMPT TRANSACTIONS

FOR DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2004

	Relationship to plan,
Identity of party	employer or other
involved	Party-in-interest	Description of transactions	Amount

Webster Bank, N.A.	Plan Sponsor	In 2004, certain employee contributions and loan payments were not deposited to the plan in a timely manner.	$9,891

Webster Bank, N.A. had unintentionally remitted certain employee contributions totaling $8,448,978 late to the trustee during 2004. Management has remedied the situation and established procedures and controls to prevent such occurrences in the future. In 2005, the Plan sponsor reimbursed the Plan for the opportunity interest in the amount of $9,891. Refer to Note 10 within this report for additional information.

See accompanying report of Independent Registered Public Accounting Firm.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Schedule H — Line 4i

DECEMBER 31, 2004

Identity of Issue	Number of Shares Held	Current Value

Webster Financial Corporation Common Stock*	1,611,776.221 shares; value per share $50.64	$81,620,348
(Includes non-participant directed investments with a fair value of $52.4 million and a cost of $16.7 million)

Fidelity Managed Income Portfolio *	30,862,375.770 shares; value per share $1.00	30,862,376

American Growth Fund of America Class R4	407,920.664 shares; value per share $27.23	11,107,680

Fidelity Equity Income Fund *	151,461.322 shares; value per share $52.78	7,994,129

Fidelity Mid-Cap Stock Fund *	329,539.801 shares; value per share $23.45	7,727,708

Pimco Total Return Fund-Administrative Class	723,756.769 shares; value per share $10.67	7,722,485

Fidelity Small Cap Stock Fund *	367,533.847 shares; value per share $18.16	6,674,415

Fidelity Diversified International Fund *	226,685.611 shares; value per share $28.64	6,492,276

Spartan Total Market Index Fund	172,548.808 shares; value per share $33.05	5,702,738

Fidelity Worldwide Fund *	266,164.816 shares; value per share $18.25	4,857,508

Fidelity Growth Company Fund *	81,356.511 shares; value per share $56.07	4,561,660

Washington Mutual Investors Fund Class R4	148,494.578 shares; value per share $30.71	4,560,268

Fidelity Balanced Fund *	184,170.945 shares; value per share $17.82	3,281,926

Fidelity Dividend Growth Fund *	69,665.502 shares; value per share $28.49	1,984,770

Fidelity Freedom 2010 Fund *	86,912.359 shares; value per share $13.62	1,183,746

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Schedule H — Line 4i

DECEMBER 31, 2004

Identity of Issue	Number of Shares Held	Current Value

Fidelity Freedom 2040 Fund *	113,823.270 shares; value per share $8.27	941,318

Fidelity Freedom 2020 Fund *	46,864.989 shares; value per share $13.96	654,235

Fidelity Freedom 2030 Fund *	21,651.233 shares; value per share $14.08	304,849

Fidelity Inflation Protected Bond Fund *	24,164.725 shares; value per share $11.41	275,720

Fidelity Short-Term Bond Fund *	27,247.187 shares; value per share $8.98	244,680

Fidelity Freedom Income Fund *	16,636.669 shares; value per share $11.27	187,495

Fidelity Freedom 2000 Fund *	5,731.724 shares; value per share $12.08	69,239

	Total	$189,011,569

Fidelity Retirement Money Market Portfolio *	133,660.790 shares; value per share $1.00	$133,661

Loans to Participants	Rate Range 5.00% to 10.50%	$2,375,266

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

Date:	June 27, 2005	By:	/s/ William J. Healy

William J. Healy
Member of the Retirement
Plans Committee

Date:	June 27, 2005	By:	/s/ Patrick T. Murphy

Patrick T. Murphy
Member of the Retirement
Plans Committee

Date:	June 27, 2005	By:	/s/ R. David Rosato

R. David Rosato
Member of the Retirement Plans Committee

Exhibit Index

Exhibit
Number	Description
23	Consent of Independent Registered Public Accounting Firm